News Release
www.srtelecom.com

Source:
SR Telecom	MaisonBrison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429 Ext. 4613	Tel.: (514) 731-0000

SR Telecom Wins Contract From Duke Energy
For WiMAX

Duke Energy will deploy the symmetry MX platform for advanced
SCADA applications

MONTREAL, May 26, 2006 - SR TelecomTM Inc. (TSX: SRX), the leading provider of licensed OFDM solutions, today announced the first order of a multi-year contract with Duke Energy. Duke Energy is a Fortune 500 corporation traded on the New York Stock Exchange under the symbol DUK. Duke Energy Gas Transmission is a North American leader in developing natural gas energy infrastructure and in connecting major natural gas supply sources in growing markets.

Duke Energy Gas Transmission chose the SR Telecom symmetryMXTM solution to support voice and broadband data services. This will include system and data monitoring and control services for natural gas pipeline facilities throughout the Rocky Mountain region of northeastern British Columbia. Shipments and deployment are scheduled to begin in Q3 of 2006.

“We have been very pleased with the performance and reliability of our existing SR Telecom solutions. We are enthusiastic about advancing to the symmetryMX fixed-WiMAX solution offered by SR Telecom”, said John Foss, Senior Telecommunications Specialist, of Duke Energy. “The symmetryMX solution will enable us to enhance our monitoring and control functions in a cost-effective manner. This will yield substantial operational efficiencies and improve our business metrics.”

“We are proud to be a partner of Duke Energy and to continue our support of their high-performance network with our advanced solutions. SR Telecom has been developing and deploying flexible, robust, and reliable wireless performance management solutions to Duke Energy and other companies for more than 20 years,” said William Aziz, President and CEO of SR Telecom. “Our symmetryMX solution builds upon our significant technical and deployment experience and offers advanced WiMAX functionality that allows for remote management of pipeline data in real time.”

About Duke Energy
Duke Energy Gas Transmission (DEGT) is a North American leader in the long-haul transportation and storage of natural gas. For more than a half-century, DEGT and its predecessor companies have developed the critically important pipelines and related energy infrastructure that connect natural gas supply sources to premium markets. Based in Houston, Texas, the company's assets include more than 18,500 miles of transmission pipeline and more than 250 billion cubic feet of storage capacity in the U.S. and Canada. DEGT also has natural gas gathering, processing and distribution assets and natural gas liquids operations that are among the largest in Canada. More information can be found at: http://www.degt.duke-energy.com.

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.

About SR Telecom
SR Telecom designs, builds and deploys advanced, field-proven broadband fixed wireless access solutions. SR Telecom products are deployed by large industrial companies to manage data and carrier-class voice services in many diverse areas around the globe. SR Telecom has its head office in Montreal, Canada and its products have been deployed in over 120 countries.

SR Telecom provides WiMAX solutions for voice, data and Internet access applications With its new symmetryMX solutions. SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative, which promotes the deployment of broadband wireless access networks using a global standard that is being certified for interoperability of products and technologies. For more information, visit www.srtelecom.com.

Forward-looking statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.